The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

Announcement of the Supervisory Committee
in relation to the Resignation of Supervisor

This announcement is made pursuant to the relevant provisions of the Shanghai Stock Exchange and the requirements of Rule 13.51(2) of the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

China Southern Airlines Company Limited (the “Company”) and all of its directors (“Directors”) and supervisors (“Supervisors”) hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission contained herein.

The supervisory committee of the Company received a letter of resignation from Mr. Liu Biao (“Mr. Liu”) to resign as a Supervisor and leave the Company for his personal job arrangement. Mr. Liu has confirmed that he has no disagreement with the supervisory committee of the Company and the board of Directors of the Company (the “Board”) and there are no circumstances in relation to his resignation which need to be brought to the attention of the Stock Exchange and the shareholders of the Company.

Pursuant to the articles of association of the Company and the Rules of Procedure of the Supervisory Committee, an ordinary resolution concerning the resignation of Mr. Liu as the Supervisor will be proposed at the forthcoming extraordinary general meeting (the “EGM”).

The Board would like to thank Mr. Liu for his contributions to the Company during his term of office.

GENERAL

The notice of the EGM, together with the form of proxy, will be despatched to the shareholders of the Company as soon as possible.

By order of the Board
China Southern Airlines Company Limited
Liu Shao Yang
Chairman

Guangzhou, the People’s Republic of China
26 November 2007

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.